UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under The Securities Exchange Act of 1934

GOLDEN STATE VINTNERS, INC.

(Name of Issuer)

Class B Common Stock

(Title of Class of Securities)

38121K208

(CUSIP Number)

Gregory L. Surman

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, California 90071

(213) 229-7853

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 7, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38121K208

1.	Name of Reporting Person. S.S. or I.R.S. Identification No. of above person William Hallman

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds 00

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 5,000 8. Shared Voting Power 0 9. Sole Dispositive Power 5,000 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 0.1% as of the date of this filing (based on 5,170,459 shares of Class B Common Stock outstanding as of March 7, 2004).

14.	Type of Reporting Person IN

[1]	William Hallman’s beneficial ownership of 5,000 shares of Class B Common Stock consists of 2,500 shares beneficially owned by Mr. Hallman in his capacity as Trustee of the Peter Sterling, Jr. 1990 Trust and 2,500 shares beneficially owned in his capacity as Trustee of the Hallman Management Trust.

Item 1.	Security and Issuer

This First Amended Statement (the “First Amended Statement”) to the initial Statement on Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on behalf of Jeffrey B. O’Neill, Paul Violich, Hank Uberoi, Sterling Management Trust, Peter Mullin, Scott Seligman, Doug Bratton and William Hallman, on February 26, 2004 (the “Initial Statement”), relates to the Class B Common Stock (the “Class B Stock”) of Golden State Vintners, Inc., a Delaware corporation (the “Company”), whose principal executive offices are located at 607 Airpark Road, Napa, California 94558. The Initial Statement is incorporated by reference herein. Unless otherwise stated herein, all capitalized terms used in this First Amended Statement have the same meanings as those set forth in the Initial Statement.

Item 2.	Identity and Background

The Second Paragraph of Item 2 is hereby supplemented as follows:

The Peter Sterling, Jr. 1990 Trust is a revocable grantor trust established pursuant to the Texas Trust Act. The Hallman Management Trust is a revocable grantor trust established pursuant to the Texas Trust Act.

Annex A is attached to this First Amended Statement as an amendment and restatement of the Annex A attached to Initial Statement.

A Fourth Paragraph is hereby added to Item 2 as follows:

Jeffrey B. O’Neill, Sterling Management Trust, Peter Mullin and Scott Seligman (the “Parties”) have executed a Power of Attorney, dated March 11, 2004, pursuant to which the Parties have agreed to appoint Jeffrey B. O’Neill as their attorney-in-fact with the power to, among other things, execute this First Amended Statement, and any further amendments, to the Initial Statement on behalf of each of the Parties, in their capacity as a beneficial owner of the Class B Stock (the “Power of Attorney”). A copy of the Power of Attorney is attached to this First Amended Statement as Exhibit 99.4

Item 3.	Source and Amount of Funds or Other Consideration

The Eighth Paragraph of Item 3 is hereby supplemented as follows:

The total cost of the 2,500 shares of the Class B Stock beneficially owned by Mr. Hallman, in his capacity as the Trustee of the Hallman Management Trust, the record holder of 2,500 shares of Class B Stock, is $18,125. Such funds were obtained from the funds of the Hallman Management Trust.

The Ninth Paragraph of Item 3 is hereby amended and restated as follows:

As of March 7, 2004, each of the Reporting Persons has committed to contribute cash and/or stock of the Company to the equity of O’Neill Acquisition

Co. LLC, a Delaware limited liability company (“O’Neill LLC”), for the purpose of the Merger described under Item 4 below. A copy of the form of the commitment letter executed by the Reporting Persons is attached to this First Amended Statement as Exhibit 99.2. The commitments of the Reporting Persons are set forth on Annex B, attached to this First Amended Statement hereto. Additional funds for the Merger will be provided pursuant to bank facilities arranged by Bank of the West.

Annex B is attached to this First Amended Statement as an amendment and restatement of the Annex B attached to Initial Statement.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and restated in its entirety as follows:

O’Neill Acquisition Corp., a Delaware corporation (“Acquiror”), is a wholly owned subsidiary of O’Neill LLC. O’Neill LLC was organized by Jeffrey O’Neill, an individual, for the express purpose of purchasing the outstanding equity of the Company by way of a cash merger.

O’Neill LLC, Acquiror, Mr. O’Neill and the Company have entered into an Agreement and Plan of Merger, dated as of March 7, 2004 (the “Merger Agreement”). The Merger Agreement provides for Acquiror to merge with and into the Company, at which time the separate corporate existence of Acquiror shall cease (the “Merger”). According to the terms of the Merger Agreement, each share of the Company issued and outstanding immediately prior to the effective time of the Merger (other than shares to be cancelled and any dissenting shares) shall be converted into the right to receive an amount equal to $6.85 in cash, payable to the holder thereof, without interest. Completion of the Merger is subject to certain conditions as set forth in the Merger Agreement. If the Merger is completed, the Company’s securities will be delisted from the NASDAQ/NMS and the Company will terminate the registration of such shares with the SEC. A copy of the Merger Agreement is attached to this First Amended Statement as Exhibit 99.5.

Item 5.	Interest in Securities of the Issuer

Section (a) of Item 5 is hereby amended and restated in its entirety as follows:

The Reporting Persons beneficially own an aggregate of 3,789,604 shares of the Class B Stock, representing approximately 52.9% of shares of the Class B Stock as of the date of this filing (based on: 5,170,459 shares of the Class B Stock outstanding as of March 7, 2004, plus (in accordance with Rule 13d-3(d)(1)(i)(D)): (a) 724,348 shares of Class B Stock issuable to the Reporting Persons upon the exercise of stock options exercisable within 60 days of March 7, 2004; (b) 906,771 shares of Class A Stock, immediately convertible by the

Reporting Persons into Class B Stock, outstanding as of March 7, 2004; and (c) 362,832 shares of Class A Stock, immediately convertible by the Reporting Persons into Class B Common Stock, issuable to the Reporting Persons upon the exercise of stock options exercisable within 60 days of March 7, 2004).

The Eighth Paragraph of Section (b) of Item 5 is hereby amended and restated as follows:

As of the date of this Statement, Mr. Hallman, by reason of his position as Trustee of the Peter Sterling, Jr. 1990 Trust, has the direct power to vote and direct the disposition of the 2,500 shares of the Class B Stock held by the Peter Sterling, Jr. 1990 Trust. Mr. Hallman, by reason of his position as Trustee of the Hallman Management Trust, and his power to revoke the Hallman Management Trust, and his wife Nancy Hallman, by reason of her power to revoke the Hallman Management Trust, may also be deemed to have the direct power to vote and direct the disposition of the 2,500 shares of the Class B Stock held by the Hallman Management Trust.

Section (c)(iii) of Item 5 is hereby supplemented as follows:

(prices shown include commission)

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby supplemented as follows:

O’Neill LLC has entered into a Voting Agreement (the “Voting Agreement”) dated March 7, 2004 with SBIC, pursuant to which SBIC agreed, among other things, that, during the term of the Voting Agreement, at any meeting of the stockholders of the Company or in connection with any written consent of the stockholders of the Company, SBIC shall vote (or cause to be voted) its shares of the Company (i) in favor of the Merger and (ii) against any adverse proposal. SBIC has also agreed to execute a written consent approving the Merger and the Merger Agreement within 30 days of the date of the Voting Agreement. The Voting Agreement and the obligations of SBIC therein may be terminated under certain circumstances, as set forth therein. A copy of the Voting Agreement is attached as Exhibit C to the Merger Agreement attached to this First Amended Statement as Exhibit 99.5.

Item 7.	Material to Be Filed as Exhibits

Item 7 is hereby amended and supplemented as follows:

Exhibit No.	Description of Exhibit

99.2	Form of commitment letter by and between O’Neill LLC, and each of Jeffrey B. O’Neill, Paul Violich, Hank Uberoi, Sterling Management Trust, Peter Mullin, Scott Seligman, Bruce Taylor, Doug Bratton and William Hallman, dated as of March 3, 2004.

99.4	Power of Attorney executed by Jeffrey B. O’Neill, Sterling Management Trust, Peter Mullin and Scott Seligman, dated as of March 11, 2004.

99.5	Agreement and Plan of Merger by and among O’Neill LLC, Acquiror, Jeffrey B. O’Neill and the Company, dated as of March 7, 2004 (including the Escrow Agreement by and among Jeffrey B. O’Neill, the Company and U.S. Bank, dated as of March 7, 2004 and the Voting Agreement by and between O’Neill LLC and SBIC, dated as of March 7, 2004), filed as Exhibit 2.1 to the Company’s Report on Form 8-K dated March 10, 2004 and incorporated by reference herein.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this First Amended Statement is true, complete and correct. Jeffrey B. O’Neill has signed this First Amended Statement on behalf of Jeffrey B. O’Neill, Sterling Management Trust, Peter Mullin and Scott Seligman as the attorney-in-fact.

Dated: March 15, 2004

Jeffrey B. O’Neill

/s/ Jeffrey B. O’Neill

Paul Violich

/s/ Paul Violich

Hank Uberoi

/s/ Hank Uberoi

Sterling Management Trust

Peter Mullin

Scott Seligman

Doug Bratton

/s/ Doug Bratton

William Hallman

/s/ William Hallman

ANNEX A TO SCHEDULE 13D

NAME AND BUSINESS ADDRESS OF PERSON	PRINCIPAL OCCUPATION OR EMPLOYMENT	PRINCIPAL BUSINESS IN WHICH SUCH EMPLOYMENT IS CONDUCTED

Jeffrey B. O’Neill c/o Golden State Vintners 607 Airpark Road Napa, California 94558	Chief Executive Officer	Golden State Vintners, Inc. (Premium Winery) 607 Airpark Road Napa, California 94558

Paul Violich c/o Paul A. Violich, Inc. 353 Sacramento Street San Francisco, California 94111	Investment Management	Paul A Violich, Inc. (Investment Management) 353 Sacramento Street San Francisco, California 94111

Hank Uberoi c/o Citadel Investment Group, L.L.C. 131 S. Dearborn Street 32nd Floor Chicago, Illinois 60603	Chief Operating Officer	Citadel Investment Group, L.L.C. (Investments) 131 S. Dearborn Street 32nd Floor Chicago, Illinois 60603

Peter Mullin c/o Mullin Consulting, Inc. 644 South Figueroa Street Los Angeles, California 90017	Chairman	Mullin Consulting, Inc. (Executive Compensation and Benefits Consulting and Insurance Agents) 644 South Figueroa Street Los Angeles, California 90017

Scott Seligman c/o Seligman & Associates One Towne Square Suite 1913 Southfield, Michigan 48076	President	Seligman & Associates (Real Estate) One Towne Square Suite 1913 Southfield, Michigan 48076

Doug Bratton c/o Bratton Capital Management, L.P. 201 Main Street Suite 1900 Fort Worth, Texas 76102	Investments	Bratton Capital Management, L.P. (Investments) 201 Main Street Suite 1900 Fort Worth, Texas 76102

William Hallman c/o Kelly, Hart & Hallman, P.C. 201 Main Street Suite 2400 Fort Worth, Texas 76102	Attorney	Kelly, Hart & Hallman, P.C. (Law Firm) 201 Main Street Suite 2400 Fort Worth, Texas 76102

NAME AND BUSINESS ADDRESS OF PERSON	PRINCIPAL OCCUPATION OR EMPLOYMENT	PRINCIPAL BUSINESS IN WHICH SUCH EMPLOYMENT IS CONDUCTED

Peter Sterling		Sid R. Bass, Inc. and Lee M. Bass, Inc.
201 Main Street		(Investments)
Suite 3200	Chief Financial Officer	201 Main Street
Fort Worth, Texas 76102		Suite 3200
Fort Worth, Texas 76102

Sara Sterling		Sara Sterling
201 Main Street		(Personal Investments)
Suite 3200	Personal Investments	201 Main Street
Fort Worth, Texas 76102		Suite 3200
Fort Worth, Texas 76102

Anne Marie Bratton		Anne Marie Bratton
201 Main Street		(Personal Investments)
Suite 1900	Personal Investments	201 Main Street
Fort Worth, Texas 76102		Suite 1900
Fort Worth, Texas 76102

Each person listed above is a citizen of the United States of America.

NAME AND BUSINESS ADDRESS OF ORGANIZATION	STATE OF ORGANIZATION	PRINCIPAL BUSINESS	ADDRESS OF PRINCIPAL OFFICE

Sterling Management Trust
201 Main Street			201 Main Street
Suite 3200	Texas	Revocable Grantor Trust	Suite 3200
Fort Worth, Texas 76102			Fort Worth, Texas 76102

BF Investments, L.P.
201 Main Street			201 Main Street
Suite 1900	Texas	Investments	Suite 1900
Fort Worth, Texas 76102			Fort Worth, Texas 76102

DKB Management, Inc.
201 Main Street			201 Main Street
Suite 1900	Texas	Investments	Suite 1900
Fort Worth, Texas 76102			Fort Worth, Texas 76102

Peter Sterling, Jr., 1990 Trust
c/o William Hallman			201 Main Street
201 Main Street	Texas	Revocable Grantor Trust	Suite 2400
Suite 2400			Fort Worth, TX 76102
Fort Worth, TX 76102

Hallman Management Trust
c/o William Hallman			201 Main Street
201 Main Street	Texas	Revocable Grantor Trust	Suite 2400
Suite 2400			Fort Worth, TX 76102
Fort Worth, TX 76102

ANNEX B TO SCHEDULE 13D

Investor	Shares of Common Stock of the Company	Cash
Jeffrey B. O’Neill	928,462	$4,856,756
Paul Violich	59,000	4,095,435
Hank Uberoi	343,490	1,856,434
Peter Sterling	20,000	443,558
Peter Mullin	69,572	700,818
Scott Seligman	584,982
Doug Bratton	47,300	271,568
William Hallman		500,000

Total	2,052,806	$12,724,569

B-1